FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in Japan for 1st-line maintenance therapy in BRCA-mutated advanced ovarian cancer

19 June 2019 07:00 BST

Lynparza approved in Japan for 1st-line maintenance
therapy in BRCA-mutated advanced ovarian cancer

60% of patients receiving Lynparza remained free of disease progression after three years vs. 27% receiving placebo in pivotal Phase III SOLO-1 trial

AstraZeneca and MSD's Lynparza is the only PARP inhibitor approved in Japan

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced that Lynparza (olaparib) has been approved in Japan as a maintenance treatment after 1st-line chemotherapy in patients with BRCA-mutated (BRCAm) advanced ovarian cancer, as detected by an approved companion diagnostic test.

The approval by the Japanese Ministry of Health, Labour and Welfare was based on data from the pivotal Phase III SOLO-1 trial which tested Lynparza as maintenance monotherapy compared with placebo in patients with BRCAm advanced ovarian cancer following 1st-line platinum-based chemotherapy.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "This approval in Japan is a critical advance for women with ovarian cancer and a BRCA mutation. The goals of front-line therapy are long-term remission or a cure, yet currently 70% of patients relapse within three years of initial treatment. The progression-free survival benefit of Lynparza observed in SOLO-1 represents a major step forward in our ambition to transform patient outcomes."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Advances in understanding the role of BRCA mutations and PARP inhibition have fundamentally changed how physicians can treat this aggressive type of cancer. With the approval of this new indication, patients in Japan with BRCA-mutated advanced ovarian cancer who respond to chemotherapy will have the opportunity to benefit from Lynparza in the 1st-line maintenance setting."

Results for the SOLO-1 trial announced in October 2018 showed at 40.7 months of follow-up the median time of progression for patients treated with Lynparza had not yet been reached vs. 13.8 months for those on placebo (HR 0.30 [95% CI, 0.23-0.41], p<0.001).

Lynparza is the only PARP inhibitor approved in Japan. AstraZeneca and MSD are exploring additional trials in ovarian cancer, including the ongoing Phase III PAOLA-1 trial, which is testing Lynparza in combination with bevacizumab as a 1st-line maintenance treatment for women with newly-diagnosed, advanced, stage IIIB-IV high grade serous or endometrioid ovarian cancer, regardless of BRCA status.

The Japanese approval follows European Commission marketing authorisation announced in June 2019. Interactions with regulatory authorities in the rest of the world are ongoing.

About SOLO-1
SOLO-1 was a Phase III, randomised, double-blinded, placebo-controlled, multi-centre trial to evaluate the efficacy and safety of Lynparza tablets (300mg twice daily) as a maintenance monotherapy compared with placebo in patients with BRCAm advanced ovarian cancer following first-line platinum-based chemotherapy. The trial randomised 391 patients with a deleterious or suspected deleterious germline or somatic BRCA1 or BRCA2 mutation who were in clinical complete or partial response following platinum-based chemotherapy.

Patients were randomised (2:1) to receive Lynparza or placebo for up to two years or until disease progression. Patients who had a partial response at two years were permitted to stay on therapy at the investigator's discretion. The primary endpoint was progression-free survival (PFS) and key secondary endpoints included time to second disease progression or death, time to first subsequent treatment and overall survival.

The data were presented on 21 October 2018, at the Presidential Symposium of the ESMO 2018 Congress in Munich, Germany and published simultaneously online in The New England Journal of Medicine.

Summary of PFSi,ii
	Lynparza (n=260)	Placebo (n=131)
Number of patients with event (%)iii	102 (39)	96 (73)
Median PFS (in months)	Not reached	13.8
Hazard ratio (95% CI)	0.30 (0.23-0.41)
P-value	p<0.001
i Investigator-assessed.
ii Median (interquartile range) duration of follow-up 40.7 months (34.9-42.9) for Lynparza and 41.2 months (32.2-41.6) for placebo.
iii Analysis was done at 50.6% maturity.

The SOLO-1 safety profile was in line with that observed in prior clinical trials. The most common adverse events (AEs) ≥ 20% were nausea (77%), fatigue (63%), vomiting (40%), anaemia (39%) and diarrhoea (34%). The most common ≥ Grade 3 AEs were anaemia (22%) and neutropenia (9%). Some 71% of patients on Lynparza remained on the recommended starting dose. Additionally, 88% of patients on Lynparza continued treatment without an AE-related discontinuation.

About ovarian cancer
Ovarian cancer is a leading cause of cancer deaths in women worldwide. Most women diagnosed with Stage IV ovarian cancer have a five-year survival rate of approximately 17%.1 In 2018, there were nearly 300,000 new cases diagnosed and around 185,000 deaths.2 For newly-diagnosed advanced ovarian cancer, the primary aim of treatment is to delay progression of the disease for as long as possible and maintain the patient's quality of life with the intent of achieving complete remission or cure.3,4,5,6

About BRCA mutations
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer.

About Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR.

Lynparza is currently approved in over 60 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer regardless of BRCA status. It is approved in the EU, US, Canada, Japan and Brazil as 1st-line maintenance treatment of BRCAm advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in nearly 40 countries for germline BRCAm HER2-negative metastatic breast cancer previously treated with chemotherapy. Regulatory reviews are underway in other jurisdictions for ovarian, breast and pancreatic cancers.

Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

About the AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as one of AstraZeneca's four Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
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Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. Ovarian Cancer Research Alliance. (2019). Stage IV Prognosis and Survival Rates- Ovarian Cancer Research Alliance. Accessed https://ocrahope.org/patients/about-ovarian-cancer/staging/stage-4/ in June 2019.
2. Globocan 2018 http://gco.iarc.fr/.
3. Moore K et al. Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. Presented at ESMO October 2018.
4. Raja, F. A., Chopra, N. & Ledermann, J. A. Optimal first-line treatment in ovarian cancer. Ann. Oncol. Off. J. Eur. Soc. Med. Oncol. 23 Suppl 10, x118-127 (2012).
5. NHS Choices, Ovarian Cancer Accessed https://www.nhs.uk/conditions/ovarian-cancer/treatment/ in June 2019.
6. Ledermann.et al. 2013. Newly diagnosed and relapsed epithelial ovarian carcinoma: ESMO Clinical Practice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 June 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary